Exhibit 99.2
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
Instructions to The Bank of New York, as Depositary
(Must be received prior to the close of business on February 1, 2007)
     The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Brilliance China Automotive Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business January 2, 2007 at the Special General Meeting of the Shareholders of Brilliance China Automotive Holdings Limited to be held on February 12, 2007 in Hong Kong.
NOTE:
1.	Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.
2.	It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.
To include any comments, please mark this box. ☐
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
P.O. BOX 11230
NEW YORK, N.Y. 10203-0230
Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

Mark, Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.
☑ Votes must be indicated (x) in Black or Blue ink.
ORDINARY RESOLUTIONS
			FOR	AGAINST
1.		To approve the proposed maximum annual monetary value of the relevant continuing connected transactions for the two financial years ending December 31, 2008.	☐	☐

2.	a.	To ratify, confirm and approve the entering into of the framework agreements dated December 15, 2006 (the “Framework Agreements”) in respect of the additional continuing connected transactions (the “Additional Continuing Connected Transactions”) to be entered into between the Company and its subsidiaries and connected persons of the Company and to approve the entering into of the Additional Continuing Connected Transactions pursuant to the Framework Agreements.	☐	☐

	b.	To approve the proposed maximum annual monetary value of the Additional Continuing Connected Transactions for the two financial years ending December 31, 2008.	☐	☐

	c.	To authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Additional Continuing Connected Transactions.	☐	☐

3.	a.	To ratify, confirm and approve the guarantee contract dated December 15, 2006 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang Brilliance JinBei Automobile Co., Ltd. in relation to the provision of cross guarantee for banking facilities of the other party up to RMB1.5 billion for a period of one year from January 1, 2007 to December 31, 2007 and to authorise the directors of the Company to take such actions as are necessary to give effect to the cross guarantee.	☐	☐

	b.	To ratify, confirm and approve the guarantee contract dated December 15, 2006 between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited in relation to the provision of cross guarantee for banking facilities of the other party up to RMB500 million for a period of one year from January 1, 2007 to December 31, 2007 and to authorise the directors of the Company to take such actions as are necessary to give effect to the cross guarantee.	☐	☐

4.		To approve the increase in the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of US$0.01 each.	☐	☐

SPECIAL RESOLUTION

5.		Subject to the approval of Resolution numbered 4, to amend bye-law 6.(A) of the bye-laws of the Company to reflect the change in the authorised share capital of the Company.	☐	☐
To change your address, please mark this box. ☐
The Voting Instruction must be signed by the person in whose name the relevant Receipt is registered on the books of the Depositary. In the case of a Corporation, the Voting Instruction must be executed by a duly authorized Officer or Attorney.

Date	Share Owner sign here	Co-Owner sign here